TAL Education Group

18/F, Hesheng Building

32 Zhongguancun Avenue, Haidian District

Beijing 100080

People’s Republic of China

June 17, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Carlos Pacho, Senior Assistant Chief Accountant

Christine Adams, Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TAL Education Group (the “Company”)
Form 20-F for the Fiscal Year Ended February 29, 2012 (the “2012 Form 20-F”)
Filed On June 27, 2012 (File No. 001-34900)

Dear Mr. Spirgel, Mr. Pacho and Ms. Adams:

This letter sets forth the Company’s responses to the comments made by the staff of the Securities and Exchange Commission (the “Staff”) over the phone call on June 13, 2013 regarding the 2012 Form 20-F.  The Staff’s comments are repeated below and are followed by the Company’s responses thereto.  All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2012 Form 20-F.

1.                                      We note your responses to comments five, six and 30 from our letter dated February 28, 2013.  Please include your responses in your next Form 20-F to be filed with the SEC.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will include in its annual report on Form 20-F for fiscal year ended February 28, 2013 (the “2013 Form 20-F”) the revisions proposed in its responses to the Staff’s comments with the relevant factual disclosures to be adapted as necessary.

a.                                      With regard to comment five in the Staff’s letter dated February 28, 2013, the Company proposes to add disclosures after the first paragraph of “Item. 5.B.—Liquidity and Capital Resources—Cash Flows and Working Capital” currently on page 80 of the 2012 Form 20-F in the following form:

“The following table sets forth a summary of our cash and cash equivalents and bank deposits inside and outside of the PRC as of February 28, 2013.”

	Cash and cash equivalents in RMB	Cash and cash equivalents in USD	Total Cash and cash equivalents	Term deposits in RMB	Term deposits in USD	Total Term deposits
(in thousands))
Entities outside of the PRC	$	$	$	$	$	$

PRC VIE
Outside of VIE
Entities inside of the PRC

Total	$	$	$	$	$	$

In its 2013 Form 20-F, the Company further proposes to revise the paragraph currently beginning on page 83 of the 2012 Form 20-F as follows (the revised portions are in italics and underlined):

“Pursuant to contractual arrangements that TAL Beijing has with each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli, the earnings and cash of each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli (including dividends received from their respective subsidiaries and schools) are used to pay service fees in RMB to TAL Beijing or its designated affiliates, in the manner and amount set forth in these agreements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to Xueersi Hong Kong, and from Xueersi Hong Kong to our company, as we are the sole shareholder of Xueersi Hong Kong. Please see “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.” and “Item 5.A.—Operating Results—Taxation—PRC” for detailed discussions on withholding taxes; and see “Item 4.B.—Business Overview—PRC Regulation—Regulations on Dividend Distribution” for a detailed discussion on statutory reserve requirement. As of February 28, 2013, the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $            million, and the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were unrestricted and thus available for distribution was in aggregate $             million.”

b.                                      With regard to comment six in the Staff’s letter dated February 28, 2013, the Company proposes to add the following paragraph at the end of “Item. 14.—Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” currently on page 111 of the 2012 Form 20-F:

“We intend to use the cash we hold offshore for potential dividend distributions, share repurchases, equity interest acquisitions in other companies, and for other general corporate purposes. We view cash as a fungible resource and are mindful of the financial costs and inefficiencies and the delays which could result from moving cash from offshore to onshore and vice versa, so we view our cash resources available collectively, including cash balances held inside and outside China, and endeavor to source the cash that we need for our various operating, investing and financing activities in a cost-efficient manner. In terms of the risks and uncertainties relating to the disclosed intended use of our IPO proceeds, please see “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—PRC laws and regulations may limit the use of the proceeds we received from our initial public offering for our expansion or operations.”

c.                                       With regard to comment 30 in the Staff’s letter dated February 28, 2013, the Company proposes to revise the disclosure under the second paragraph of Note 1 of the consolidated financial statements currently on page F-11 of the 2012 Form 20-F as follows (the revised portions are in italics and underlined):

“To comply with the PRC laws and regulations, except for its personalized premium tutoring service in Beijing, which is currently offered substantially through Huanqiu Zhikang, one of the Company’s wholly owned PRC subsidiaries, the Group provides and plans to provide most of its services in the PRC through its VIEs, Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their subsidiaries and schools. The VIEs and their subsidiaries and schools hold various licenses upon which the Company’s business depends. A substantial majority of the Company’s employees who provide the Company’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial majority of the properties upon which the Company’s services are delivered. The nominee shareholders of the VIEs have in the past received two loans from TAL Beijing for capital contribution. The net revenue from the VIEs and their subsidiaries and schools accounted for            % of the Company’s total net revenue for the fiscal year ended February 28, 2013.”

2.                                      With respect to your response to comment 31 from our letter dated February 28, 2013, expand the VIE disclosure to disclose the total current and non-current assets and liabilities of the VIEs in greater details in terms of amounts and classifications, including payables from the VIEs to the WFOE relating to service fees, in order to enable investors to understand how the VIEs affect the company’s financial position as a whole.

In response to the Staff’s comment, the Company respectfully advises the Staff that, in its 2013 Form 20-F, it proposes to revise the disclosure under Note 1 of the consolidated financial statements currently on page F-15 of the 2012 Form 20-F to include the following (the added portions are in italics and underlined):

“The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions between the offshore companies, WFOE, VIEs and VIEs’ subsidiaries and schools in the Group. As of the fiscal year-end on each of February 28, 2011, February 29, 2012 and February 28, 2013, the balance of the amount payable by the VIEs and their subsidiaries and schools to the WFOE related to the service fees was US$2.8 million, US$4.7 million and US$           million, respectively and was eliminated upon consolidation:”

	As of February 29, 2012	As of February 28, 2013

Cash and cash equivalents	$48,556,206	$
Term deposits	10,328,116
Prepaid expenses and other current assets	8,335,325
Total current assets	67,219,647
Property and equipment, net	52,497,923
Other non-current assets	4,933,431
Total assets	124,651,001

Deferred revenue	50,395,945
Accrued expenses and other current liabilities	13,746,478
Total current liabilities	64,142,423
Total non-current liabilities	45,881
Total liabilities	$64,188,304	$

* * *

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4850.

Very truly yours,

/s/ Joseph D. Kauffman
Joseph D. Kauffman
Chief Financial Officer

cc:

Bangxin Zhang, Chairman and Chief Executive Officer, TAL Education Group

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yan Wang, Deloitte Touche Tohmatsu Certified Public Accountants LLP